July 18, 2005


Room 4561


Eugene N. Larabie, President
Palomine Mining Inc.
595 Howe Street, Suite 507
Vancouver, BC, CANADA V6C 2T5


Re:	Palomine Mining Inc.
	Amendment no. 3 to Form SB-2
	Registration no. 333-123465


Dear Mr. Larabie:

      We have reviewed your amendment and have the following comments.


Summary, Page 6
Organization Within Last Five Years, page 20
Description of Business, pages 20-24

1. We note that the dates in Mr. MacDonald`s geological report do not appear to agree with those in the above disclosure. For instance, you disclose that Palomine was incorporated on August 13, 2004 and that, on October 28, 2004, Palomine acquired an 80% interest in the
Gab property from Mr. Braden. The geological report, which is directed to Palomine Mining and is dated June 15, 2004, states that
Palomine had a 100% interest in the Gab prospect. Please advise or revise, as applicable.


2. We also note that Messrs. Max Braden and Glen MacDonald appear as the seller and geologist, respectively, on at least one other registration statement of a company with a mining claim (i.e. Nova Resources, Inc.). Please advise if Mr. Braden has any other mining claims for which registration statements have been filed.


Title to the Gab Property, page 21

3. Please update this disclosure to a date more recent than May
28,
2005. Please also include the size of the property in the disclosure.


Conclusions

4. Please disclose that the dollar amounts given in this discussion are in Canadian dollars.


Compliance With Government Regulations, page 24

5. Please expand this disclosure to state that the claims are administered by the Mineral Tenure Act of Northwest Territories which requires that $100 worth of assessment be undertaken in years 1 and
2, followed by $100 per claim per year afterwards.


Financial Statements

6. Please include a currently dated consent of the independent accountants in any amendment to the registration statement.


Statements of Cash Flows

7. Please disclose that Statements of Cash Flows for the period ending April 30, 2005 is unaudited, consistent with the headings on the other financial statement headings.



8. In addition, please combine the two amounts now separately presented under Adjustments to Reconcile Net Loss to Net Cash Used
-
Operating Activities or separately describe them


Closing

      You may contact Donald Wiland at (202) 551-3392 or Terence
O`Brien, Branch Chief - Accounting at (202) 551-3355 with any questions regarding comments on the financial statements and related matters.  Please contact Hugh
Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.




      			Sincerely,



      			Barbara C. Jacobs
      			Assistant Director



CC:	Joseph J. Emas
	Attorney at Law
	1224 Washington Avenue
	Miami Beach, FL 33139
	Fax no. (305) 531-1274